Financial Statements with Compilation Report
of Independent Certified Public Accountants

Quorum X Diagnostics, Inc.

December 31, 2019 and 2018

Contents

McCarthy Atkinson

ACCOUNTANT'S COMPILATION REPORT

McCarthy Atkinson, PC
1000 Presidents Way # 1305
Dedham, MA 02026

T 617.870.3456
http://www.mcglp.com

To the Board of Directors
Quorum X Diagnostics, Inc.

Management is responsible for the accompanying financial statements of Quorum X Diagnostics, Inc. which comprise the balance sheets as of December 31, 2019 and 2018 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. I (We) have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I (we) did not audit or review the financial statements nor was (were) I (we) required to perform any procedures to verify the accuracy or completeness of the information provided by management. I (we) do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Madison-Isabelle M. McCarthy, CPA

McCarthy Atkinson, PC
Dedham, Massachusetts
August 16, 2020

QUORUM X DIAGNOSTICS, INC.
Balance Sheets
(In dollars)
December 31, 2019 and 2018

ASSETS

	2019	2018
Current assets:		
Cash	$ 1	$ 182
Accounts receivable, trade, net of allowance for doubtful accounts		
Accounts receivable-related parties	-	-
Prepaid expenses	-	-
Other current assets	-	-
Total current assets	-	-
	1	182
Intangible assets, net of accumulated amortization of $239 and $57, respectively	4,461	1,642
Goodwill	-	-
Other assets	-	-
Total assets	$ 4,462	$ 1,824

LIABILITIES AND STOCKHOLDER'S EQUITY

	2019	2018
Current liabilities:		
Current portion of capital lease obligation	$ -	$ -
Accounts payable	-	-
Accounts payable-related parties	-	-
Accrued expenses	-	-
Other current liabilities	-	-
Total current liabilities	-	-
Notes Payable, net of current portion	22,500	20,500
Notes payable-related party	-	-
Accrued interest expense-related party	-	-
Other non-current liabilities	-	-
Total liabilities	22,500	20,500
Stockholder's equity:		
Common stock, $.00001 par value; 10,000,000 shares authorized; 9,900,000 issued and outstanding	99	-
Owner's Investment (liability)	26,665	(4,825)
Accumulated equity	(44,802)	(13,851)
Total stockholder's equity	(18,038)	(18,676)
Total liabilities and stockholder's deficit	$ 4,462	$ 1,824

The accompanying notes are an integral part of these financial statements.

QUORUM X DIAGNOSTICS, INC.
Statements of Operations
(In dollars)
For the Years Ended December 31, 2019 and 2018

		2019	2018
Revenues	$	**986**	-
Cost of revenues		**-**	-
Gross profit		**-**	-
Operating expenses:			
General and administrative		**27,195**	10,718
Sales and marketing		**-**	-
Research and development		**4,561**	3,076
Depreciation and amortization		**181**	57
Total operating expenses		**30,951**	13,851
Loss from operations		**(30,951)**	(13,851)
Other income (expense):			
Foreign currency exchange gain (loss)		**-**	-
Other non-operating income		**-**	-
Interest expense, net		**-**	-
Total other income (expense)		**-**	-
Loss before income taxes		**(30,951)**	(13,851)
Benefit from income taxes		**-**	-
Net loss	$	**(30,951)**	(13,851)

The accompanying notes are an integral part of these financial statements.

QUORUM X DIAGNOSTICS, INC.
Statements of Changes in Stockholder's Equity
(In dollars)
For the Years Ended December 31, 2019 and 2018

	Preferred Stock		Common Stock Issued		Additional Paid-in Capital	Retained earnings	Stockholders' equity
	Shares	Amount	Shares	Amount			
Balance, December 31, 2017	- $	-	- $	- $	- $	-	$ -
Owner's investment (liability)	-	-	-	-	(4,825)	-	(4,825)
2018 Net loss	-	-	-	-	-	(13,851)	(13,851)
Balance, December 31, 2018	- $	-	- $	- $	(4,825) $	(13,851) $	(18,676)
Issuance of common stock	- $	-	9,900,000 $	99 $	- $	- $	99
Owner's investment (liability)	-	-	-	-	31,490	-	31,490
2019 Net loss	-	-	-	-	-	(30,951)	(30,951)
Balance, December 31, 2019	- $	-	9,900,000 $	99 $	26,665 $	(44,802) $	(18,038)

The accompanying notes are an integral part of these financial statements.

QUORUM X DIAGNOSTICS, INC.
Statements of Cash Flows
(In dollars)
For the Years Ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities:		
Net loss	$ (30,951)	$ (13,851)
Adjustments to reconcile net loss to net		
cash used in operating activities:		
Depreciation and amortization	181	57
Provision for bad debts - accounts receivable, trade	-	-
Provision for bad debts - accounts receivable, related parties	-	-
Disposal of long-lived assets	-	-
Unrealized (gain) loss	-	-
Realized (gain) loss	-	-
Stock-based compensation	-	-
Interest expense	-	-
Changes in cash attributable to		
changes in operating assets and liabilities:		
Accounts receivable, trade	-	-
Accounts receivable-related parties	-	-
Prepaid expenses and other assets	-	-
Accounts payable	-	-
Accounts payable-related parties	-	-
Accrued expenses	-	-
Other liabilities	-	-
Other non-current liabilities	-	-
Deferred revenues	-	-
Net cash used in operating activities	(30,770)	(13,794)
Cash flows from investing activities:		
Purchases of property and equipment	-	-
Purchases of intangible assets	(3,000)	(1,699)
Capitalized software development costs	-	-
Net cash used in investing activities	(3,000)	(1,699)
Cash flows from financing activities:		
Convertible Notes	2,000	20,500
Owner's investment (liability)	31,490	(4,825)
Proceeds from related party note	-	-
Repayments for related party note	-	-
Issuance of common stock	99	-
Net cash provided by financing activities	33,589	15,675
Net increase (decrease) in cash	(181)	182
Cash, beginning of year	182	-
Cash, end of year	$ 1	$ 182
Noncash financing transactions		
Conversion of note payable-related party to equity	$ 2,000	$ 20,500
Supplemental disclosure of cash flows information		
Cash paid for interest	$ -	$ -

The accompanying notes are an integral part of these financial statements.

QUORUM X DIAGNOSTICS, INC.
Notes to Financial Statements
(In dollars)
December 31, 2019 and 2018

NOTE A - NATURE OF OPERATIONS

Overview

Quorum X Diagnostics, Inc. (the "Company" or "QXD"), is a medical diagnostic company that is developing medical diagnostics for ailments such as: COVID-19 and Pseudomonal Pneumonia. The Company is conducting fundraising activities during the second and third quarter of 2020 for the purpose of raising operating and research and development capital for the development of an at-home COVID antigen product. The Company's ability to complete the development of this product and bring it to market may be dependent on the outcome of the offering or management's other efforts to raise operating capital. The Company was incorporated in Delaware on August 10, 2017.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the financial statements.

The Company believes that a significant accounting policy is one that is both important to the portrayal of the Company's financial condition and results, and requires management's most difficult, subjective, or complex judgments, often as the result of the need to make estimates about the effect of matters that are inherently uncertain.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management evaluates its estimates, including those related to accounts receivable and allowance for doubtful accounts, useful lives of property and equipment, income taxes, and contingent liabilities, among others.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

The Company will offset gross trade accounts receivable with an allowance for doubtful accounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable and is based upon historical loss patterns, the number of days that billings are past due, and an evaluation of the potential risk of loss associated with specific accounts. Provisions for allowances for doubtful accounts are charged to general and administrative expense. Write-offs of accounts receivable are taken in the period when the Company has exhausted its efforts to collect overdue and unpaid receivables or otherwise has evaluated other circumstances that indicate that the Company should abandon such efforts.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - Continued

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets per the following table. Leasehold improvements are amortized over the lesser of the estimated useful life or the term of the underlying lease. Expenditures for additions and improvements are capitalized while repairs and maintenance are expensed as incurred. Normal repairs and maintenance are expensed as incurred whereas significant improvements which materially increase values or extend useful lives are capitalized and depreciated over the remaining estimated useful lives of the related assets.

The following table reflects the estimated useful lives of the various categories of property and equipment:

Category	Estimated Useful Lives
Furniture and fixtures	5 years
Computer equipment and tools	3 years
Software	2-4 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Depreciation and amortization expense was $181 and $57 for the years ended December 31, 2019 and 2018, respectively.

Intangible Assets

Intangible assets consist of patents and trademarks. Costs related to acquiring patents and trademarks are capitalized and amortized over their estimated useful lives using the straight-line method. Patents and trademarks are amortized over 10 and 17 years, respectively, which commences once final approval of the patent or trademark has been obtained. Application costs are charged to operations when it is determined that the patent or trademark will not be obtained.

Intangible assets was $1,699 and $4,699 for the years ended December 31, 2019 and 2018, respectively.

Inventory

Inventory will be stated at the lower of cost (first-in, first-out) or market when realized. Inventory was $0 for the years ended December 31, 2019 and 2018, respectively.

QUORUM X DIAGNOSTICS, INC.
Notes to Financial Statements - Continued
(In dollars)
December 31, 2019 and 2018

NOTE B - SIGNIFICANT ACCOUNTING POLICIES – Continued

Revenue Recognition

All of the Company's revenue from contracts with customers or entities once earned, will be in the scope of ASC 606 and will be recognized within Non-Interest Income. Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company will recognize revenue when it satisfies a performance obligation by transferring control over a product or service to a customer or entity.

During the years ended December 31, 2019 and 2018 the Company earned $0 in revenue. In 2019 however, the company raised $989 via Facebook crowd-source fundraising.

Research and Development

Research and development costs are expensed as incurred. They consist direct costs associated with the discovery, development, and laboratory testing of an at-home COVID antigen product. The Company incurred research and development costs of $4,561 and $3,076 for the years ended December 31, 2019 and 2018, respectively.

Advertising

Advertising costs are charged to operations when incurred. The Company incurred advertising costs of $0 for the years ended December 31, 2019 and 2018, respectively.

NOTE C - INCOME TAXES

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. In addition, this method requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recorded a net operating loss in years 2019 and 2018. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with tax years 2018 and 2019 will carry-forward indefinitely until the sooner of: 1) offset against taxable net income, or 2) repeal of the Tax Cuts and Jobs Act codified in 2018.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Georgia.

QUORUM X DIAGNOSTICS, INC.
Notes to Financial Statements - Continued
(In dollars)
December 31, 2019 and 2018